SECURITAS SYSTEMS

Stockholm 08 02 13

SEC Mail Processing Section
FEB 21 2008
Washington, DC
101

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

08001324

SUPPL

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

3/19

PRESS RELEASE

Stockholm, January 24, 2008

Securitas Systems to publish Year-End Report on Wednesday February 6, 2008

Securitas Systems AB will publish January-December report 2007 on Wednesday, February 6 at 08.30 a.m. (CET). The press release will be available on Systems' website immediately after publishing. CEO Juan Vallejo and CFO Peter Ragnarsson will comment on the results during a press conference starting at 10.30 a.m. (CET).

Agenda (AM, CET)

08.30 Report release
The report will be sent as a press release and will be published on www.securitassystems.com

09.00 Presentation slides
Presentation slides will be available at Systems website.

10.30 Press conference
Venue: Securitas Systems AB, Lindhagensplan 70, Stockholm, Sweden.
Participation: Register to Sara Pettersson; sara.pettersson@securitassystems.com

Systems' Senior Management will present the report and answer questions. The press conference will also be accessible as an audio web cast (including slide presentation) at www.securitassystems.com. It will be possible to ask questions via e-mail during the audio web cast.

To follow the press conference via telephone (and participate in Q&A session), please call: UK: + 44 (0) 208 817 9301 Sweden: + 46 (0) 850 520 270

For additional information:
Åsa Larsson, Head of IR and Communications +46 (0) 70 660 7433
Sara Pettersson, IR- and communications coordinator +46 (0) 76 147 9529

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

Stockholm, January 25, 2008

Press release

Securitas Systems purchases Swedish fire protection company

Securitas Systems is purchasing the Swedish company Förebygget Brandskydd AB. The acquisition will be concluded during the first quarter 2008. The purchase price is between 4-7x EBITDA.

Förebygget Brandskydd supplies fire protection services to companies and public authorities throughout the country. The annual sales for 2007 amounted to MSEK 11 (MEUR 1.2) and the company has 9 employees.

Additional information:
Åsa Larsson, Head of Communications and Investor Relations +46 (0)10 458 8017

This press release is also available at www.securitassystems.com

Securitas Systems AB (publ)) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

Stockholm 01-29-08

Niscayah will be the new name of Securitas Systems

Securitas Systems is changing its name to Niscayah. The reason is to create a more distinctive, completely independent identity towards the market. The new brand underscores the company's position as a leading international security partner within technical security.

"The new name Niscayah will make us more distinctive in relation to our customers. The business opportunities will thereby increase. We will find it easier to describe our business concept, business model and our offering. Consequently a change of name is good for business", says CEO and President, Juan Vallejo.

Niscayah means secure and reliable in Sanskrit. It will be perceived as a dynamic and futuristic name clearly demonstrating that the company wants to build a strong long-term brand which underpins the Group's business model.

NISCAYAH

A distinctive brand reduces the risk of confusion with Securitas. The cooperation between the companies will continue as usual.

Securitas Systems AB is listed on the Nordic list (mid cap) of the OMX Nordic Exchange in Stockholm. The change of name will be formally submitted to the Annual General Meeting for resolution and carried into effect on April 22, 2008, after that the Company will be found on the Nordic list under the company name Niscayah and with the ticker NISC.

For further information:
Juan Vallejo, CEO and President +46 10 458 8000
Åsa Larsson, Head of Communications and Investor Relations +46 70 660 7433

This press release is also available at: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 010 458 80 00, **Fax:** +46 8 619 06 36. www.securitassystems.com

Year-End report January–December 2007

Good sales growth but weakened margins

2007 compared with pro forma 2006

- Sales increased during the period by 14 percent to MSEK 7,260 (6,370) and during the fourth quarter by 13 percent to MSEK 2,097 (1,858).
- Operating income before amortization increased by 2 percent during the period to MSEK 678 (663) and resulted in an operating margin of 9.3 percent (10.4). During the fourth quarter, operating income before amortization amounted to MSEK 248 (256). Operating margin before amortization during the fourth quarter amounted to 11.8 percent (13.8).
- Operating income after amortization increased during the period by 5 percent to MSEK 658 (630) and resulted in an operating margin of 9.1 percent (9.9). For the fourth quarter, operating income after amortization amounted to MSEK 242 (249).
- Net income amounted to MSEK 423 (376) during the period and, during the fourth quarter, to MSEK 155 (152).
- Earnings per share increased during the period to SEK 1.16 (1.03). Earnings per share during the fourth quarter amounted to SEK 0.43 (0.42).

2007 compared with 2006 (Combined financial statements)

- Sales during the period increased by 14 percent to MSEK 7,260 (6,370) and, during the fourth quarter, by 13 percent to MSEK 2,097 (1,858).
- Operating income after amortization increased during the period by 9 percent to MSEK 658 (602) and resulted in an operating margin of 9.1 percent (9.4). For the fourth quarter, operating income after amortization amounted to MSEK 242 (250), a decrease of 3 percent.
- Net income amounted to MSEK 423 (337) during the period and, during the fourth quarter, to MSEK 155 (152).
- Earnings per share increased during the period to SEK 1.16 (0.92) and, during the fourth quarter, to SEK 0.43 (0.42).
- The Board of Directors proposes a dividend of SEK 0.50 (0.40) per share.

	Jan-Dec	Jan-Dec (Pro forma)	Jan-Dec	Oct-Dec	Oct-Dec (Pro forma)	Oct-Dec
MSEK	**2007**	**2006**	**2006**	**2007**	**2006**	**2006**
Sales	7,260	6,370	6,370	2,097	1,858	1,858
Sales growth, %	*14*	*10*	*10*	*13*	*8*	*8*
Organic sales growth, %	*11*	*9*	*9*	*6*	*14*	*14*
Operating income before amortization	678	663	635	248	256	257
Operating margin before amortization, %	*9.3*	*10.4*	*10.0*	*11.8*	*13.8*	*13.8*
Operating income after amortization	658	630	602	242	249	250
Income before tax	590	549	491	205	219	220
Net income	423	376	337	155	152	152
Earnings per share, SEK	1.16	1.03	0.92	0.43	0.42	0.42

Comments from the CEO, Juan Vallejo

Sales increased with 14 percent, of which 11 percent was organic. This is the largest organic growth we have reported to date. The segment US/UK/Ireland shows profitability again after the loss at the beginning of the year, and we are ending the fourth quarter stronger than during the previous year.

The installation sales has increased more than the service portfolio in Mainland Europe which has led to an unfavorable mix in the distribution of total sales between installation/integration and services in the segment. We are now focusing on strengthening the service organization in order to develop a uniform service offering.

Outlook for 2008 is a total sales growth of over 10 percent and sustained operating margin. Our focus is to develop new service offerings for specific customer segments, increase the introduction of new customer segments and an increase in sales of cross-boarder customer projects. We are strengthening the Group management with three new members. In April we will change our company name to Niscayah in order to strenghten our business model. With a broader offer under a mutual brand we will be a leading operator on a fragmented market.

For additional information contact:

Juan Vallejo, CEO and President,	+46 10 4588000
Peter Ragnarsson, CFO,	+46 10 4588000
Åsa Larsson, Head of IR and Communications,	+46 70 6607433

Press conference

A press conference will be held in Securitas Systems' head office at Lindhagensplan 70 in Stockholm on February, 6 2008 at 10.30 am, CET.

To follow the press conference by telephone (and ask questions) please call:

UK: + 44 (0) 208 817 9301
Sweden: + 46 (0) 850 520 270

Future reporting dates

May 13,2008	Interim report January-March 2008
August 5, 2008	Interim report January-June 2008
November 4, 2008	Interim report January-September 2008

Annual General Meeting

The Annual General Meeting will be held on 22 April 2008 at Hilton Slussen, Guldgränd 8 SE-104 65 Stockholm. The meeting will commence at 5.00 pm.

Securitas Systems AB (publ) is a world leading security systems integrator offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately SEK 7.2 Billion.The company has approximately 6,000 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems is listed on the Nordic list (mid cap) within ticker SYSI. The ISIN code for the class B-share is SE0001785197. For further information on Securitas Systems please visit the following website www.securitassystems.com

Securitas Systems AB (publ)
Address: Box 12231, 102 26 Stockholm, **Visiting address:** Lindhagensplan 70
Telephone:+46 (0) 10 458 80 00, **Fax** +46 (0) 8 619 06 36, www.securitassystems.com

Accounting principles and comparative figures

Accounting principles

Securitas Systems' consolidated financial statements are based on International Financial Reporting Standards. The Group applies the same accounting principles and calculation methods in the interim reports, as in Securitas Systems AB's Annual Report for 2006. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR31, Consolidated Interim Reports.

The financial statements of the Parent Company have been prepared in accordance with the Swedish Annual Accounts Act and the accounting standard, RR 32:06, "Accounting for Legal Entities."

Comparative figures for 2006

The process of establishing and capitalizing the Securitas Systems Group was completed during 2006. The reporting for 2006, therefore, included both pro forma statements and combined financial statements, according to the so-called "predecessor basis". The principles for the manner in which the pro forma statements and the combined financial statements were compiled are presented in the Securitas Systems Annual Report for 2006 (see www.securitassystems.com). The difference between pro forma and predecessor, with regards to the income statement, is comprised, primarily, of the costs for loan financing, administrative costs and tax costs which Securitas Systems incurs as an independent, listed company. As regards to the balance sheet, the difference refers primarily to the capitalization of the Group. As the establishment and capitalization of the Group was completed during the third quarter 2006, there is no difference between the balance sheets as of September 30 and December 31, on the basis of either the pro forma or combined financial statements.

In the quarterly reporting for 2007, the previous year's figures are provided in brackets. The combined financial statements for 2006 are Securitas Systems' statutory financial statements and are, therefore, always presented in the form of comparative figures. In certain cases, the pro forma statements present comparative figures with the purpose of clearly illustrating the development of the company. To enable comparison with all quarters during 2006, pro forma statements for 2006 are included in Appendix 1 of this report.

All definitions are presented on page 21.

Income statement in summary Group

MSEK	Jan-Sep 2007	Jan-Sep 2006	Change %	Oct-Dec 2007	Oct-Dec 2006	Change %
Sales	7,260	6,370	*14*	2,097	1,858	*13*
Organic sales growth, %	*11*	*9*		*6*	*14*	
Operating income before amortization	678	635	*7*	248	257	*-4*
Operating margin before amortization, %	*9.3*	*10.0*		*11.8*	*13.8*	
Operating income after amortization	658	602	*9*	242	250	*-3*
Operating margin after amortization	*9.1*	*9.4*		*11.5*	*13.5*	
Income before tax	590	491	*20*	205	220	*-7*
Net income	423	337	*26*	155	152	*2*
Earnings per share, SEK	1.16	0.92	26	0.43	0.42	2

Organic sales growth and operating margin per segment

Jan-Dec 2007

MSEK	Organic sales growth, %	Operating income[1]	Change, operating income, %[1]	Operating margin, %[1]	Change, operating margin[1]
Mainland Europe	*13*	692	*12*	*12.7*	-0.7
US/UK/Ireland	*5*	78	*-19*	*4.5*	-1.1
Group	11	678	7	9.3	-0.7

Oct-Dec 2007

MSEK	Organic sales growth, %	Operating income[1]	Change, operating income, %[1]	Operating margin, %[1]	Change, operating margin[1]
Mainland Europe	*12*	233	*0*	*14.4*	-3.2
US/UK/Ireland	*-8*	40	*14*	*8.8*	1.8
Group	6	248	-4	11.8	-2.0

[1] Before amortization

Group sales and earnings

January-December 2007

Organic sales growth increased to 11 percent (9) during the period.

Operating income before amortization increased by 7 percent to MSEK 678 (635). The operating margin before amortization amounted to 9.3 percent (10.0).

Operating income after amortization increased by 9 percent to MSEK 658 (602). The operating margin after amortization amounted to 9.1 percent (9.4).

Sales have been negatively impacted during the period by changes in exchange rates of MSEK 64. Operating income after amortization has been negatively impacted by changes in exchange rates amounting to MSEK 0.2.

October-December 2007

Organic sales growth amounted to 6 percent (14) during the quarter.

Operating income before amortization decreased by 4 percent to MSEK 248 (257). The operating margin before amortization amounted to 11.8 percent (13.8).

Operating income after amortization decreased by 3 percent to MSEK 242 (250). The operating margin after amortization amounted to 11.5 percent (13.5).

Sales have been positively impacted during the quarter by changes in exchange rates amounting to MSEK 15. Operating income after amortization has been positively impacted by changes in exchange rates totaling MSEK 1.

Financial goals

Systems has two main financial goals:

- An average yearly sales growth of over 10 percent, including acquisitions
- An average yearly return on capital employed exceeding 20 percent

As of December 31 2007, sales growth amounted to 14 percent and return on capital employed amounted to 16 percent.

Outlook for 2008

A total sales growth of over 10 percent and sustained operating margin.

Developments in the Group's segments

Securitas Systems' operations are divided into two segments, Mainland Europe and US/UK/Ireland.

Mainland Europe

Mainland Europe consists of the European market, excluding UK and Ireland. The company's customers are found primarily within banking, retail, industry, transport and logistics. Market share in the segment is estimated at approximately 4 percent. The market is still fragmented, and few players have the capability of coordinating installation and services across the whole of Europe. This means that Systems has a clear competitive advantage. The installation sales has during the year increased more than the service portfolio which has led to an unfavorable mix in the distribution of total sales between installation/integration and services now amounting to 58/42 (55/45). In 2008 focus is to strengthening the service organization in order to develop a uniform service offering. The development in the segment during the fourth quarter was positive, with an organic sales growth amounting to 12 percent (11).The cost development in Sweden and Norway has been higher than expected in the fourth quarter, which means that the margins have weakened.

The concluded acquisitions during the year (the Italian company, CIS SpA, the Swedish company, Larmassistans Teknik AB, German company F+H electronic and the Dutch company Installerende Partners) contributed to sales of MSEK 238 and operating income before amortization of MSEK 11 (see page 9-10).

MSEK	Jan-Dec 2007	Jan- Dec 2006	Oct- Dec 2007	Oct- Dec 2006
Sales	5,468	4,614	1,623	1,332
Organic sales growth, %	*13*	*7*	*12*	*11*
Operating income before amortization	692	617	233	234
Operating margin before amortization, %	*12.7*	*13.4*	*14.4*	*17.6*
Operating income after amortization	681	608	230	231
Operating capital employed	1,112	851	-	-
Operating capital employed as % of sales	*20*	*18*	-	-
Capital employed	2,553	1,979	-	-

January - December 2007

Organic sales growth increased to 13 percent and sales to MSEK 5,468 (4,614), while, at the same time, operating income before amortization increased by 12 percent to MSEK 692 (617). The operating margin before amortization was 12.7 percent (13.4).

Oktober - December 2007

Organic sales growth increased to 12 percent and sales increased to MSEK 1,623 (1,332), while, at the same time, operating income before amortization decreased to MSEK 233 (234). The operating margin before amortization was 14.4 percent (17.6).

US/UK/Ireland

Securitas Systems' Anglo-Saxon market segment comprises the US, UK and Ireland. The company's customers are found primarily within banking, retail and health care. The market share in the segment is estimated at approximately 1 percent. The market, particularly the US market, is characterized by a traditionally lower proportion of service content compared with Mainland Europe. In this segment, the distribution of total sales between installation/integration and service is approximately 76/24 (75/25).

After the loss in the first quarter, the focus has been to recreate profitability in this segment. At the same time, a variety of business units within the segment have been strengthened in order to grow with good profitability in the years to come. For the fourth quarter, the operating margin before amortization amounted to 8.8 percent (7.0). For the year, the operating margin before amortization amounted to 4.5 percent (5.6), which is in line with the assessment that was provided in the previous quarterly report. The organic growth was negative in this quarter as a result of the focus on improving the operating margin.

On November 1, PEI Systems Incorporated was acquired. The company is one of the largest electronic security systems integrators in the New York Metropolitan area. PEI Systems Inc has more than thirty years of experience in the security industry and is one of the leading suppliers of integrated security and surveillance services to blue chip customers in the New York and New Jersey area. Annual sales for 2006 were approximately MSEK 73 (MUSD 11.4), of which approximately 20 percent refers to service contract portfolios.

On December 14, Securex was acquired. Securex provides installation, service, and monitoring solutions to LP Innovations' retail customer base. LP Innovations is one of the leading providers of retail shrink reduction and consulting services to retailers in the US.

The realized acquisitions during the year (PEI Systems and Securex) contribute with a sales of MSEK 12 and an operating income of MSEK 0.5 (see page 9-10).

MSEK	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Sales	1,740	1,707	457	510
Organic sales growth, %	*5*	*15*	*-8*	*23*
Operating income before amortization	78	96	40	35
Operating margin before amortization, %	*4.5*	*5.6*	*8.8*	*7.0*
Operating income after amortization	68	72	38	32
Operating capital employed	345	310	-	-
Operating capital employed as % of sales	*19*	*18*	-	-
Capital employed	1,752	1,736	-	-

January - December 2007

Organic sales growth decreased to 5 percent and sales amounted to MSEK 1,740 (1,707). At the same time, operating income before amortization decreased by 19 percent to MSEK 78 (96). Operating margin before amortization was 4.5 percent (5.6).

Oktober - December 2007

Organic sales growth was negative and amounted to -8 percent (23). Sales amounted to MSEK 457 (510), at the same time, operating income before amortization increased by 14 percent to 40 MSEK (35). The operating margin before amortization was 8.8 percent (7.0).

Other information concerning the Group

Operating cash flow

January - December 2007

Operating cash flow amounted to MSEK 403 (409). Investments in operational fixed assets amounted to MSEK 203 (210).

Oktober - December 2007

Operating cash flow amounted to MSEK 228 (225). Investments in operational fixed assets amounted to MSEK 51 (37). The strong growth in the installation business has burdened operating cash flow.

MSEK	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Operating income before amortization	678.3	635.1	247.5	256.6
Investments in fixed assets	-203.1	-209.7	-50.5	-36.7
Reversal of depreciation and amortization	154.5	132.5	40.6	32.5
Net investments in fixed assets	-48.6	-77.2	-9.9	-4.2
Change in operating capital employed	-226.7	-149.2	-9.7	-27.8
Operating cash flow	**403.0**	**408.7**	**227.9**	**224.6**
Operating cash flow as % of operating income before amortization	*59*	*64*	*92*	*87*

Return on capital employed and capital employed

The Group's return on capital employed was 16 percent (18 percent as of December 31, 2006). The Group's operating capital employed amounted to MSEK 1,330 as of December 31, 2007 (988 as of December 31, 2006). This corresponds to 18 percent (15 percent as of December 31, 2006) of sales, adjusted for full year sales in acquired companies.

Acquisitions increased the Group's goodwill by MSEK 287. Adjusted for negative translation differences of MSEK 33, the Group's total goodwill amounted to MSEK 2,675 as of December 31, 2007 (2,422 as of December 31, 2006).

Acquisitions increased the Group's acquisition related intangible assets by MSEK 58. After amortization of MSEK 20 and negative translation differences of MSEK 3, acquisition related intangible assets amounted to MSEK 243 as of December 31, 2007 (208 as of December 31, 2006).

The Group's total capital employed amounted to MSEK 4,248 as of December 31, 2007 (3,617 as of December 31, 2006).

Financing and liquidity

The Group's net debt as of December 31, 2007 amounted to MSEK 1,755 (1,384 as of December 31, 2006) and equity amounted to MSEK 2,493 (MSEK 2,233 as of December 31, 2006). The net debt includes the discounted value of the estimated additional purchase price of acquisitions made during 2007. The increase in the Group's net debt is primarily due to the Group's liquid funds being used to finance the acquisitions and to pay dividends to shareholders during previous quarters.

The Group's principal financing is a credit facility (Multicurrency Revolving Credit Facility) of SEK 3 billion. The credit facility has a remaining duration of slightly more than three years, with an option for a one year extension and is intended to secure the Company's ongoing financing needs and strategic growth. Outstanding loans amount to MSEK 1,970 as of December 31, 2007 (1,942 as of December 31, 2006) and have, primarily, been raised in Swedish Krona and Euro with variable interest rates in line with the terms of the credit facility. The interest rate periods have been adjusted through the use of interest rate swap agreements according to the established Treasury Policy. As of December 31, 2007, the interest fixed interest termrate duration was was 21 months.

During the year, financial net amounted to MSEK -68 (-111) and, in the fourth quarter, to MSEK -37 (-30). With regard to Systems' most significant currencies, changes in exchange rates against the Swedish Krona have, during the fourth quarter, impacted net financial income by MSEK -7 and full year MSEK 0.

Significant risks and uncertainty factors

The Group's operating risks are, primarily, attributable to risks inherent to assignments for clients, such as contract commitments, credit risks and liability risks in conjunction with the execution of projects. The Group's risk management and risk analysis model focus on significant aspects in contract management and preventive measures for minimizing damages and protecting clients and employees. Insurance solutions are utilized to minimise any financial effects that may arise from damage claims connected, primarily, to liability for, personal injuries or property damages.

The Group's financial operations shall, primarily, support business operations by securing financing, liquidity management and the minimization of the financial risk exposure the latter of which, in essence, comprises currency, interest and refinancing risks.

All financial risk management is conducted in accordance with policies and guidelines specifying the mandate within which the Company's internal bank, Group Treasury, and the subsidiaries are to execute their responsiblities.

No significant risks are assessed to have arisen after the publication of the 2006 Annual Report. For further information regarding Systems' risk exposure and risk management, refer to pages 30-31 and Note 3 in the 2006 Annual Report.

Tax

The Group's tax rate during the period amounted to 28.4 percent (31.4).

Acquisitions

Acquisition calculations are subject to final adjustment up to one year after the date of acquisition.

Acquisitions January-December 2007

(MSEK) Company	Segment[1]	Included as of	Annual sales[2]	Acquisition price[3]	Enterprise value[4]	Goodwill[5]	Acquisition related intangible assets
Opening balance						**2,422**	**208**
Larmassistans Teknik Sverige AB	Mainland Europe	Feb 1	98	40	34	35	2
CIS SpA	Mainland Europe	Mar 31	131	260	248	192	32
F+H electronic	Mainland Europe	Sep 1	39	38	34	35	-
PEI, USA	USA/UK/ Ireland	Nov 11	73	55	53	43	22
Securex	USA/UK/ Ireland	Dec 14	20	8	8	8	-
Changes of additional purchase prices for acquisitions prior to 2007				-26	-26	-26	1
Total acquisitions Jan-Dec 2007				**375**		**287**	**58**
Amortization of acquisition related intangible assets							-20
Translation differences						-33	-3
Closing balance						**2,676**	**243**

[1] Refers to the segment with major responsibility for the acquisition/disposal
[2] Estimated annual sales in SEK at the time of the acquisition, at the exchange rate at the time of the transaction
[3] Price paid to the seller and estimated additional purchase price
[4] Acquisition price plus acquired net debt
[5] Total increase in the Group's goodwill, including the acquired company's reported goodwill

Acquisitions January-December 2007

Larmassistans Teknik Sverige AB
Larmassistans Teknik supplies electronic security systems to companies and authorities, and is particularly strong within the public and commercial properties sector in the Stockholm region. The company has approximately 100 employees. In the total purchase price, an additional purchase price is included that was set in January 2008.

CIS SpA
CIS SpA has over twenty year's experience within the security sector and is one of Italy's leading suppliers of integrated security and surveillance services to the banking sector. A payment of 75 percent of the shares in CIS SpA is included in the acquisition price, as well as a payment for the remaining 25 percent that was set in January 2008. Besides that, an estimated purchase price is included and will be fixed during 2008.

F+H electronic
F+H electronic provides electronic security solutions to industrial customers, as well as to the banking sector. F+H electronic has 35 employees and an annual turnover of MSEK 42 during (MEUR 4.5).

PEI
PEI Systems has more than 30 years of experience in the security industry and is one of the leading suppliers of integrated security and surveillance services to blue chip customers in the New York and New Jersey area. PEI Systems' annual sales amounted to approximately MSEK 73 (MUSD 11.4) of which 20% is a service contract portfolio. The company has 40 employees.

Securex
Securex provides installation, service, and monitoring solutions to LP Innovations' retail customer base. LP Innovations is one of the leading providers of retail shrink reduction and consulting services to retailers in the US.

The acquisitions have contributed with MSEK 250 in sales and have impacted operating income by MSEK 11 during the period.

The Parent Company

Net sales for Securitas Systems AB during the period were MSEK 193 (86). Income after financial items for the period amounted to MSEK 443 (277). Cash and cash equivalents amounted to MSEK 139 (350 as of December 31, 2006). During the period, the Parent Company has invested MSEK 397 (2,886) in shares in subsidiaries and MSEK 0 (2) in equipment.

Occurrences after the end of reporting period

Acquisition

Installerande Partners

Installerende Partners has more than 20 years of experience in the security industry and is a supplier of integrated security and IP satellite services to large customers in central Holland. The annual sales for 2006 were approximately MSEK 26 (MEUR 2.8) and the company has 25 employees. The acquisition will be included as of 2008.

Förebygget Brandskydd AB

Securitas Systems is purchasing the Swedish company, Förebygget Brandskydd AB. The acquisition will be completed during the first quarter 2008. The purchase price is between 4-7x EBITDA. Förebygget Brandskydd provides fire protection services to companies and public authorities throughout the country. Annual sales for 2007 amounted to MSEK 11 (MEUR 1.2) and the company has 9 employees.

Extended Group management

Antonio Villaseca, Country President Spain and Parent Company Representative in Portugal and Italy

Antonio Villaseca was employed as a site manager for Securitas in Madrid 1995. Two years later he was appointed Country President for Systems' operations in Spain. In 2002, Antonio also became responsible for Systems in Portugal. After the acquisition of CIS SpA in Italy 2007 he is now also the Company Representative for Systems' operations in Italy.

Björn Lohne, Country President UK and Parent Company Representative USA and Ireland

Björn Lohne was employed as a service technician for Securitas in Norway 1976. In 1999, he was appointed Country President for Securitas Norway and three years later Country President for Systems' operations in the US. Since 2006, Björn Lohne is the Country President for Systems' operations in UK.

Kéo Douang, Country President France

Kéo Douang is an engineer and was employed as the CTO for Securitas in France 1997. Since 2002, Kéo is the Country President for Systems' operations in France.

New identity

Niscayah

The company is changing its name to Niscayah. The reason for this change is to create a more distinctive, completely independent identity towards the market. The new brand underscores the company's position as a leading international security partner within technical security. The change of name will be formally submitted to the Annual General Meeting for resolution and carried into effect on April 22, 2008.

Stockholm, Februari 6, 2008

Juan Vallejo
President and CEO

Securitas Systems discloses the information provided herein pursuant to the Swedish Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at CET 8.30 AM on February 6, 2008.

Review Report

We have reviewed the year-end report for the period January 1 to December 31, 2007, for Securitas Systems AB. The Board of Directors and the Managing Director are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices in Sweden. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act for the Group and for the parent company in accordance with the Annual Accounts Act.

Stockholm, February 6, 2008

PricewaterhouseCoopers AB

Kerstin Moberg
Authorized Public Accountant
Partner in Charge

Consolidated income statement

MSEK	Jan-Dec 2007	Jan-Dec 2006	Oct-Dec 2007	Oct-Dec 2006
Sales	**7,260.2**	**6,369.9**	**2,097.4**	**1,857.6**
Cost of goods sold[1]	-4,734.6	-4,017.6	-1,377.0	-1,170.6
Gross income	**2,525.6**	**2,352.3**	**720.4**	**687.0**
Selling and administrative expenses[1]	-1,847.3	-1,717.2	-472.9	-430.4
Operating income before amortization	**678.3**	**635.1**	**247.5**	**256.6**
Amortization on acquisition-related intangible assets	-20.0	-17.8	-5.3	-5.2
Acquisition related restructuring expenses	-	-15.5	-	-1.1
Operating income after amortization	**658.3**	**601.8**	**242.2**	**250.3**
Financial income and expenses	-67.8	-111.0	-37.3	-30.5
Income before tax	**590.4**	**490.8**	**204.9**	**219.8**
Tax	-167.5	-154.1	-49.7	-67.4
Net income for the period	**423.0**	**336.7**	**155.2**	**152.2**

Of which attributable to;				
Shareholders in the Parent Company	422.1	334.9	155.2	151.7
Minority interests	0.9	1.8	0.0	0.5
Earnings per share before dilution, SEK	1.16	0.92	0.43	0.42
Earnings per share after dilution, SEK	1.16	0.92	0.43	0.42

[1]Of which depreciation and amortization on:				
Tangible fixed assets	-131.9	-114.3	-34.4	-27.5
Intangible assets (excluding amortization on acquisition related intangible assets)	-22.6	-18.2	-6.2	-4.5
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-154.5**	**-132.5**	**-40.6**	**-32.0**

Key Ratios				
Sales growth, %	14	10	13	8
Organic sales growth, %	11	9	6	14
Operating margin before amortization, %	9.3	10.0	11.8	13.8
Operating margin after amortization, %	9.1	9.4	11.5	13.5
Net margin, %	5.8	5.3	7.4	8.2

All definitions are presented on page 21.

Consolidated balance sheet

MSEK	Dec 31, 2007	Dec 31, 2006
ASSETS		
Fixed assets		
Intangible assets	3,022.6	2,697.9
Tangible assets	382.0	341.0
Deferred tax assets	62.1	27.8
Financial assets	1.0	0.9
Other receivables	14.5	15.3
Total fixed assets	**3,482.2**	**3,082.9**
Current assets		
Inventories	246.8	203.1
Accounts receivable and other receivables	2,557.2	2,071.6
Derivate instruments	16.3	9.1
Cash equivalents	401.9	637.1
Total current assets	**3,222.2**	**2,920.9**
TOTAL ASSETS	**6,704.4**	**6,003.8**

EQUITY		
Capital and reserves attributable to the shareholders of the Parent Company	2,487.8	2,226.5
Minority interests	5.7	6.3
Total equity	**2,493.5**	**2,232.8**
LIABILITIES		
Long-term liabilities		
Borrowing	2,021.0	1,956.3
Other interest-bearing liabilities	4.8	-
Deferred income tax liabilities	161.0	96.7
Pension commitments	56.2	42.2
Other liabilities	31.8	36.8
Total long-term liabilities	**2,274.8**	**2,132.0**
Current liabilities		
Borrowing	50.4	66.1
Other interest-bearing liabilities	97.9	-
Accounts payable and other liabilities	1,787.8	1,572.9
Total current liabilities	**1,936.1**	**1,639.0**
TOTAL EQUITY AND LIABILITIES	**6,704.4**	**6,003.8**

The Group's capital employed and financing

MSEK	Dec 31, 2007	Dec 31, 2006
Operating capital employed	1,329.7	987.7
Goodwill	2,675.5	2,421.6
Acquisition related intangible assets	243.1	207.9
Capital employed	**4,248.3**	**3,617.2**
Net debt	1,754.8	1,384.4
Equity	2,493.5	2,232.8

Key ratios	Dec 31, 2007	Dec 31, 2006
Operating capital employed as % of sales	18	15
Return on capital employed, %	16	18
Net debt/equity ratio, times	0.70	0.62
Equity/assets ratio	37	37

All definitions are presented on page 20.

Consolidated cash flow statement

	Jan-Dec	Jan-Dec	Oct-Dec	Oct-Dec
MSEK	2007	2006	2007	2006
Cash flow before changes in working capital	576.3	578.7	198.1	187.5
Changes in working capital	-264.6	-249.6	-16.5	-42.4
Cash flow from operating activities	**311.7**	**329.1**	**181.6**	**145.1**
Cash flow from investing activities	-545.6	-297.2	-93.7	-98.2
Of which acquisition of subsidiaries/operations[1]	*-343.5*	*-86.2*	*-44.9*	*-44,7*
Cash flow from financing activities	-4.1	223.2	3.4	45.4
Cash flow for the period	**-238.0**	**255.1**	**91.3**	**92.3**
Cash equivalents at the beginning of the period	**637.1**	**365.4**	**309.8**	**515.1**
Cash flow for the period	-238.0	255.1	91.3	92.3
Exchange rate differences in cash equivalents	2.8	16.6	0.8	29.7
Cash equivalents at the end of the period	**401.9**	**637.1**	**401.9**	**637.1**

[1]Specification of all acquired net assets and goodwill January – December 2007

MSEK	Accounted value for acquisitions	Adjustment to real value	Real value Acquisition balance
Intangible assets	1.3	57.8	59.1
Tangible fixed assets	12.5	-	12.5
Accounts receivables	78.1	-	78.1
Other assets	40.6	-	40.6
Other liabilities	-98.9	-28.0	-126.9
Net debt	24.8	-	24.8
Identifiable net assets	**58.4**	**29.7**	**88.1**
Goodwill	-	-	286.7
Purchase price	-	-	**374.8**
Acquisition related cash equivalents	-	-	-31.3
Total effect on Group cash equivalents	-	-	**343.5**

The Group's statement of recognized income and expenses

MSEK	Dec 31, 2007			Dec 31, 2006		
	Attributable to the Parent Company's shareholders	Minority Interest	Total	Attributable to the Parent Company's shareholders	Minority Interests	Total
Income and expenses reported directly in equity						
Actuarial gains and losses net	-7.8	-	-7.8	-1.0	-	-1.0
Translation differences	-23.2	0.3	-22.9	-44.6	-0.3	-44.9
Total income and expenses recognized directly in equity	**-31.0**	**0.3**	**-30.7**	**-45.6**	**-0.3**	**-45.9**
Net income for the period	422.1	0.9	423.0	334.9	1.8	336.7
Total income and expenses for the period	**391.1**	**1.2**	**392.3**	**289.3**	**1.5**	**290.8**

Effects of changes in consolidated equity

MSEK	Dec 31, 2007			Dec 31, 2006		
	Attributable to the Parent Company's shareholders	Minority Interest	Total	Attributable to the Parent Company's shareholders	Minority Interests	Total
Opening balance, Jan 1	**2,226.5**	**6.3**	**2,232.8**	**-1,518.2**	**9.5**	**-1,508.7**
Total income and expenses reported directly in equity	**-31.0**	**0.3**	**-30.7**	**-45.6**	**-0.3**	**-45.9**
Net income for the period	422.1	0.9	423.0	334.9	1.8	336.7
Total capital changes excluding transactions with the Company's owner	**391.1**	**1.2**	**392.3**	**289.3**	**1.5**	**290.8**
Group contributions, dividends and similar items[1]	-	-	-	53.4	-	53.4
Shareholders' contribution received from Securitas AB[2]	-	-	-	3,439.3	-	3,439.3
Dividend to Securitas AB[2]	-	-	-	-37.3	-	-37.3
Acquisition of minority interests	-	-	-	-	-4.1	-4.1
Dividend to minority interests	-	-1.8	-1.8	-	-0.6	-0.6
Warrants	16.2	-	16.2	-	-	-
Paid-out dividend	-146.0	-	-146.0	-	-	-
Closing balance	**2,487.8**	**5.7**	**2,493.5**	**2,226.5**	**6.3**	**2,232.8**

[1] Refers to transactions between Systems' companies and other companies within the Securitas Group reported directly against equity.
[2] Securitas AB was, until listing on September 29, 2006, the Parent Company of Securitas Systems AB.

The Group's data per share

SEK	Jan-Dec 2007	Jan-Dec 2006
Share price at the close of the period	23.00	27.70
Dividend	0.50[1]	0.40
Earnings after taxes	1.16	0.92
P/E-ratio	20	30
Number of outstanding shares	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897

[1] Proposed dividend

5 million subscription warrants have been issued during 2007. The subscription warrants do not give any diluting effect.

The Group's segments overview January – December

	Mainland Europe		US/UK/Ireland		Other		Eliminations		Group	
MSEK	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Sales, external	5,467.2	4,613.6	1,739.8	1,706.7	53.1	49.6	-	-	7,260.2	6,369.9
Sales, internal	0.9	-	-	-	29.5	25.1	-30.4	-25.1	-	-
Sales	**5,468.1**	**4,613.6**	**1,739.8**	**1,706.7**	**82.6**	**74.7**	**-30.4**	**-25.1**	**7,260.2**	**6,369.9**
Organic sales growth, %	*13*	*7*	*5*	*15*		-	-	-	*11*	*9*
Operating income before amortization	692.0	617.4	77.6	95.5	-91.2	-77.8	-	-	678.3	635.1
Operating margin before amortization, %	*12.7*	*13.4*	*4.5*	*5.6*	-	-	-	-	*13,8*	*10.0*
Amortization on acquisition related intangible assets	-10.6	-8.7	-9.4	-9.1	-	-	-	-	-20.0	-17.8
Acquisition related restructuring expenses	-	-1.2	-	-14.3	-	-	-	-	-	-15.5
Operating income after amortization	**681.3**	**607.5**	**68.2**	**72.1**	**-91.2**	**-77.8**	-	-	**658.3**	**601.8**
Operating capital employed	1,112.4	850.8	345.0	310.1	-127.7	-173.2	-	-	1,329.7	987.7
Operating capital employed as % of sales	*20*	*18*	*19*	*18*	-	-	-	-	*18*	*15*
Goodwill	1,354.0	1,070.4	1,250.9	1,276.0	70.6	75.2	-	-	2,675.5	2,421.6
Acquisition related intangible assets	86.7	57.8	156.4	150.1	-	-	-	-	243.1	207.9
Capital employed	**2,553.1**	**1,979.0**	**1,752.3**	**1,736.2**	**-57.1**	**-98.0**	-	-	**4,248.3**	**3,617.2**

Consolidated income statement per quarter 2007

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Sales	**1,652.9**	**1,808.2**	**1,701.7**	**2,097.4**
Cost of goods sold	-1,086.8	-1,176.9	-1,093.9	-1,377.0
Gross income	**566.1**	**631.3**	**607.8**	**720.4**
Selling and administrative expenses	-445.6	-470.9	-457.9	-472.9
Operating income before amortization	**120.5**	**160.4**	**149.9**	**247.5**
Amortization on acquisition-related intangible assets	-4.2	-5.3	-5.2	-5.3
Operating income after amortization	**116.3**	**155.1**	**144.7**	**242.2**
Financial income and expenses	5.6	-2.3	-33.8	-37.3
Income before tax	**121.9**	**152.8**	**110.9**	**204.9**
Tax	-37.3	-47.3	-33.2	-49.7
Net income for the period	**84.6**	**105.5**	**77.7**	**155.2**

The Parent Company's financial accounts

The Parent Company's income statement

MSEK	Jan-Dec 2007	Jan-Dec 2006
Net sales	193.1	65.8
Other operating income	-	4.1
Other operating costs	-88.0	-103.8
Operating income	**105.1**	**-13.9**
Financial income and expenses	337.5	290.7
Income after financial items	**442.6**	**276.9**
Appropriations	-67.0	-49.9
Income before tax	**375.6**	**227.0**
Tax	-59.5	-55.8
Income for the year	**316.1**	**171.2**

The Parent Company's balance sheet

MSEK	31 Dec 2007	31 Dec 2006
ASSETS		
Fixed assets	9,019.5	8,505.7
Current assets	1,048.4	1,184.5
TOTAL ASSETS	**10,067.9**	**9,690.2**
EQUITY	**7,611.3**	**7,400.4**
Untaxed reserves	116.9	49.9
LIABILITIES		
Long-term liabilities	1,981.6	1,941.8
Current liabilities	358.1	298.1
TOTAL EQUITY AND LIABILITIES	**10,067.9**	**9,690.2**

The Group's organic sales growth and effects of changes in exchange rates

The calculation of organic sales growth and specification of changes in exchange rates on operating income before and after amortization appear below:

MSEK	Jan-Dec		
Sales	**2007**	**2006**	**%**
Sales	7,260.2	6,369.9	14
Acquisitions/disposals	-254.7	-	
Exchange rate changes, 2006	63.9	-	
Organic sales	**7,069.4**	**6,369.9**	**11**

Operating income before amortization	2007	2006	%
Operating income before amortization	678.3	635.1	7
Exchange rate changes, 2006	-2.4	-	
Operating income before amortization	**675.9**	**635.1**	**6**

Operating income after amortization	2007	2006	%
Operating income after amortization	658.3	601.8	9
Exchange rate changes, 2006	0.2	-	
Operating income after amortization	**658.5**	**601.8**	**9**

	Oct-Dec		
Sales	**2007**	**2006**	**%**
Sales	2,097.4	1,857.6	13
Acquisitions/disposals	-108.3	-	
Exchange rate changes, 2006	-15.3	-	
Organic sales	**1,973.8**	**1,857.6**	**6**

Operating income before amortization	2007	2006	%
Operating income before amortization	247.5	256.6	-4
Exchange rate changes, 2006	-6.1	-	
Operating income before amortization	**241.4**	**256.6**	**-6**

Operating income after amortization	2007	2006	%
Operating income after amortization	242.2	250.3	-3
Exchange rate changes, 2006	-1.3	-	
Operating income after amortization	**240.9**	**250.3**	**-4**

Definitions

Capital employed: Non-interest-bearing fixed and current assets, less non-interest-bearing long-term and current liabilities.

Combined financial statements: The financial statements for 2006 are presented as if the operations had been formed on January 1, 2005. The transfer of operations from Securitas AB to Securitas Systems was conducted at the book value reported in the Securitas Group, according to the predecessor basis.

Earnings per share: Net income for the period attributable to shareholders divided by the number of shares.

Equity/assets ratio: Equity as a percentage of total assets.

Net debt: Long-term and short-term interest-bearing borrowings less interest-bearing fixed and current assets.

Net debt/equity ratio: Net debt divided by equity.

Net margin: Net result as a percentage of sales.

Operating capital employed: Capital employed less goodwill, acquisition related intangible assets and participations in associated companies.

Operating capital employed as a % of total sales: Operational capital employed as a percentage of total sales (rolling 12 months) adjusted for full-year sales of acquired units.

Operating income after amortization: Operating income after amortization on acquisition-related intangible assets and acquisition-related restructuring expenses, and depreciation and amortization on tangible assets and other intangible assets.

Operating income before amortization: Operating income before amortization on acquisition-related intangible assets and acquisition-related restructuring expenses, but after depreciation and amortization of tangible assets and other intangible assets.

Organic sales growth: Sales adjusted for acquisitions/disposals and changes in exchange rates as a percentage of the previous year's total sales.

Operating margin before amortization: Operating income before amortization as a percentage of total sales.

Operating margin after amortization: Operating income after amortization as a percentage of total sales.

P/E-ratio: (Price/Earnings): Market price at the end of each year in relation to earnings per share.

Return on capital employed: Operating income before amortization (rolling 12 months) as a percentage of capital employed.

Appendix 1

Pro forma quarterly reporting 2006

Consolidated income statement pro forma 2006

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Sales	**1,471.4**	**1,540.4**	**1,500.5**	**1,857.6**	**6,369.9**
Cost of goods sold[1]	-930.2	-977.8	-939.0	-1,170.6	-4,017.6
Gross income	**541.2**	**562.6**	**561.5**	**687.0**	**2,352.3**
Selling and administrative expenses[1]	-426.0	-408.9	-423.0	-431.3	-1,689.2
Operating income before amortization	**115.2**	**153.7**	**138.5**	**255.7**	**663.1**
Amortization on acquisition related intangible assets	-4.2	-4.1	-4.3	-5.2	-17.8
Acquisition related restructuring expenses	-12.5	-1.1	-0.8	-1.1	-15.5
Operating income after amortization	**98.5**	**148.5**	**133.4**	**249.3**	**629.8**
Financial income and expenses	-14.8	-17.3	-18.4	-30.5	-81.0
Income before tax	**83.7**	**131.2**	**115.0**	**218.8**	**548.8**
Tax	-26.6	-42.1	-36.8	-66.7	-172.3
Net income for the period	**57.1**	**89.1**	**78.2**	**152.1**	**376.5**

Of which attributable to;					
Shareholders in the Parent Company	56.9	88.6	77.6	151.6	374.7
Minority interests	0.2	0.5	0.6	0.5	1.8
Earnings per share before dilution, SEK	0.16	0.24	0.21	0.42	1.03
Earnings per share after dilution, SEK	**0.16**	**0.24**	**0.21**	**0.42**	**1.03**

[1]Of which depreciation and amortization on;					
Tangible fixed assets	-33.3	-23.3	-30.2	-27.5	-114.3
Intangible assets (excluding amortization on acquisition related intangible assets)	-4.7	-4.5	-4.5	-4.5	-18.2
Total depreciation and amortization (excluding amortization on acquisition related intangible assets)	**-38.0**	**-27.8**	**-34.7**	**-32.0**	**-132.5**

Key ratios					
Sales growth, %	17	7	9	8	10
Organic sales growth, %	10	4	8	14	9
Operating margin before amortization, %	7.8	10.0	9.2	13.8	10.4
Operating margin after amortization, %	6.7	9.6	8.9	13.4	9.9

Appendix 1

Consolidated balance sheet pro forma 2006

MSEK	Mar 31	Jun 30	Sep 30	Dec 31
ASSETS				
Fixed assets				
Intangible assets	2,698.3	2,672.6	2,711.5	2,697.9
Tangible assets	285.7	322.5	339.6	341.0
Deferred tax assets	21.9	29.2	65.8	27.8
Financial assets	1.3	1.0	3.1	0.9
Other receivables	5.0	13.1	14.9	15.3
Total fixed assets	**3,012.2**	**3,038.4**	**3,134.9**	**3,082.9**
Current assets				
Inventories	191.6	197.1	198.8	203.1
Accounts receivables and other receivables	1,851.5	1,852.5	1,993.0	2,080.7
Other interest-bearing current assets	81.0	138.4	-	-
Cash equivalents	757.5	293.9	515.1	637.1
Total current assets	**2,881.6**	**2,481.9**	**2,706.9**	**2,920.9**
TOTAL ASSETS	**5,893.8**	**5,520.3**	**5,841.8**	**6,003.8**

EQUITY				
Capital and reserves attributable to the Parent Company's shareholders	2,020.8	2,044.4	2,136.4	2,226.5
Minority interests	10.6	10.1	10.7	6.3
Total equity	**2,031.4**	**2,054.5**	**2,147.1**	**2,232.8**
LIABILITIES				
Long-term liabilities				
Borrowing	4.0	5.5	1,969.6	1,956.3
Deferred tax liabilities	85.8	89.4	105.7	96.7
Pension commitments	32.6	29.3	29.1	42.2
Other long-term liabilities	44.0	47.4	43.2	36.8
Total long-term liabilities	**166.4**	**171.6**	**2,147.6**	**2,132.0**
Current liabilities				
Borrowing	1,563.4	1,803.2	73.6	66.1
Liabilities concerning intra-Group restructuring measures	533.3	-	-	-
Accounts payable and other liabilities	1,599.3	1,491.0	1,473.5	1,572.9
Total current liabilities	**3,696.0**	**3,294.2**	**1,547.1**	**1,639.0**
TOTAL EQUITY AND LIABILITIES	**5,893.8**	**5,520.3**	**5,841.8**	**6,003.8**

Appendix 1

Consolidated operating cash flow pro forma 2006

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Operating income before amortization	115.2	153.7	138.5	255.7	663.1
Investments in fixed assets	-35.1	-76.6	-61.3	-36.7	-209.7
Reversal of depreciation and amortization	38.0	27.8	34.7	32.0	132.5
Net investments in fixed assets	2.9	-48.8	-26.6	-4.7	-77.2
Changes in operating capital employed	16.5	-100.9	-37.0	-27.8	-149.2
Operating cash flow	**134.6**	**4.0**	**74.9**	**223.2**	**436.7**

END